The National Security Group Ex. 99.1 661 East Davis Street Elba, AL 36323

Company results for 2009 were highlighted by a return to profitability following a year of significant losses from Hurricanes Gustav and Ike in 2008. Also of note was a significant recovery in stockholders’ equity as investment market values improved following the financial market meltdown experienced during 2008 and the early part of 2009. Industry reports indicate that at least 40 insurance companies were placed in receivership for rehabilitation or liquidation in 2008 and 2009. Our financial results will hopefully be viewed as indicative of a financially sound and resilient company.

Consolidated earnings in 2009 were $4.22 million or $1.71 per share, a major improvement from the $5.2 million loss the previous year. The most significant factor contributing to net income in 2009 was the lack of hurricane losses. Net of reinsurance, total 2008 pre-tax income was reduced by almost $12.5 million from hurricane-related losses and loss adjustment expenses.  Another positive aspect to 2009 earnings was the contribution made by life insurance operations for the first time in several years.  Improving the profitability of our life insurance operations has been an area of focus in recent years and is a major part of our continuing strategy to reduce the impact of weather events on our operating results.

Stockholders’ Equity increased almost 19% from $34.6 million to $41.2 million, resulting in a book value per share of $16.88 as of December 31, 2009.  The increase in equity was after payment of shareholder dividends of $1.5 million. 2009 represented the 34th consecutive year in which the Company paid cash dividends, which currently stand at an annual rate of $0.60 per share.

Our premium revenues increased at modest rate of 6.6%.  While top-line growth remains important, we have in recent years made business growth conditional upon furthering goals of achieving more business and geographical diversity, which are important parts of our efforts in managing catastrophe risks.

As has been evident over the past ten years, catastrophe risk management has become our major issue.  We have experienced the largest and second-largest catastrophes in Company history.  In two of the past five years we were subjected to two major hurricane events in the same year.  Tornado activity has also been at higher levels.  These events have obviously had a significant impact on catastrophe reinsurance, which is a very important factor in our business.  While catastrophe reinsurance pricing (the premiums we pay our reinsurers) is unregulated, the premiums we are permitted to charge our policyholders remains for the most part heavily regulated.   What has become abundantly clear is that our various state regulators do not necessarily think the same or analyze data the same as do our catastrophe reinsurers.  When operating in a period where catastrophe dynamics are significantly changing, at least in terms of storm frequency and storm strength, this pricing dichotomy presents serious challenges.  State windstorm pools certainly add complications to the equation, resulting in a situation where even if we greatly restrict coastal writings in a state we still may face exposure through the pool assessments.  Hopefully, this situation will improve. In the meantime, we will continue to actively manage catastrophe risk through closely monitoring coastal exposures, state pool participations, reinsurance structure and policy deductibles and pricing.

With life insurance production, emphasis will continue to be placed on developing a network of independent agents and offering life and supplemental health products through established property and casualty producers.  Focus will continue to be placed on work-site product offerings and offerings of specialty products through groups and associations.

While there will no doubt be challenges ahead, we have persevered through some of the most trying times in recent memory.  We are committed to achieving our goals of superior growth and profitability in the years to come and to continue as a growing, profitable company that addresses our responsibilities to shareholders, policyholders, agents and employees.  Your interest and support is appreciated.

Dated: March 26, 2010

/s/ William L. Brunson, Jr.
William L. Brunson, Jr.
President and Chief Executive Officer